TRANSGLOBE ENERGY CORPORATION ANNOUNCES FOURTH QUARTER
AND
YEAR-END 2011 FINANCIAL AND OPERATING RESULTS

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 8, 2012 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three months and year ended December 31, 2011. All dollar values are expressed in United States dollars unless otherwise stated.

HIGHLIGHTS

2011
Production increased to 12,132 barrels of oil per day (“Bopd”) from an average 9,960 Bopd in 2010, a growth rate of 22%;
Funds flow from operations increased to $120.0 million ($1.60/share diluted) based on average Brent oil pricing of $111.27 in 2011 from $75.5 million in 2010, a growth rate of 59%;
Net earnings increased to $81.4 million ($1.09/share diluted) including a $13.2 million ($0.18/share diluted) gain on the West Bakr acquisition. Net earnings increased 101% from $40.6 million in 2010;
Capital expenditures increased to $144.9 million (including $74.8 million for Acquisitions) from $65.3 million in 2010, an increase of 122%;
Year-end 2011 Proved plus Probable (“2P”) reserves increased 45% to 44.2 MMBbl, representing a production replacement for the year of 412%;
Finding and development costs in 2011 of $7.07/Bbl (2P) with a recycle ratio of 3.71;
Finding, development and acquisition costs in 2011 of $5.24/Bbl (2P) with a recycle ratio of 5.01;
Raised gross proceeds of Cdn $75.0 million through an equity offering in February; and
Closed the West Bakr Acquisition on December 29, 2011.

2012
2012 Guidance:
	o	Production of 16,000 to 20,000 Bopd, a 48% increase over 2011 using the mid-point of 18,000 Bopd;
	o	Funds Flow of $133.0 million, based on an average Dated Brent oil price of $90.0/Bbl and using the mid-point production of 18,000 Bopd;
January production 17,104 Bopd; February production 16,770 Bopd; and
Raised gross proceeds of Cdn$97.8 million through a convertible debenture offering in February.

A conference call to discuss TransGlobe’s 2011 fourth quarter and year-end results presented in this news release will be held Thursday, March 8, 2012 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing 1-416-695-6616 or toll-free 1-800-355-4959 (see also TransGlobe’s news release dated March 1, 2012). The webcast may be accessed at http://events.digitalmedia.telus.com/transglobe/030812/index.php.

TransGlobe Energy Corporation’s
Annual General Meeting of Shareholders
Tuesday, May 8, 2012 at 3:00 PM Mountain Time
Bow Glacier Room
Centennial Place West, 3rd Floor, 250 – 5th Street S.W., Calgary, Alberta, Canada

FINANCIAL AND OPERATING RESULTS

($000s, except per share, price amounts)	Three Months Ended December 31			Year Ended December 31
Financial	2011	2010	% Change	2011	2010	% Change
Oil and gas sales	109,919	79,240	39	449,794	268,901	67
Oil and gas sales, net of royalties and other	60,609	45,198	34	247,754	157,220	58
Derivative loss on commodity contracts	(208)	(738)	-	(807)	(670)	-
Operating expense	10,258	8,108	27	36,662	26,850	37
General and administrative expense	5,350	5,275	1	18,893	15,458	22
Depletion, depreciation and accretion expense	8,818	8,159	8	35,081	28,140	25
Income taxes	16,426	12,499	31	69,572	41,701	67
Cash flow from operating activities	2,330	17,010	(86)	63,630	56,969	12
Funds flow from operations*	26,469	20,946	26	119,976	75,460	59
Basic per share	0.36	0.29		1.65	1.14
Diluted per share	0.35	0.28		1.60	1.10
Net earnings	30,519	8,932	242	81,392	40,565	101
Basic per share	0.42	0.13		1.12	0.61
Diluted per share	0.41	0.13		1.09	0.59
Capital expenditures	10,575	19,077	(45)	70,119	65,342	7
Acquisition	73,836	-	-	73,836	-	-
Working capital	139,983	88,229	59	139,983	88,229	59
Long-term debt (including current portion)	57,609	86,420	(33)	57,609	86,420	(33)
Common shares outstanding
Basic (weighted average)	73,035	67,052	9	72,529	66,328	9
Diluted (weighted average)	75,102	70,326	7	74,937	68,892	9
Total assets	525,806	345,625	52	525,806	345,625	52
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Operating
Average production volumes (Bopd)	12,054	10,789	12	12,132	9,960	22
Average price ($ per Bbl)	99.12	79.83	24	101.58	73.97	37
Operating expense ($ per Bbl)	9.25	8.17	13	8.28	7.39	12

OPERATIONS UPDATE

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

Operations and Exploration

Thirteen wells were drilled in the Arta/East Arta area during the fourth quarter resulting in eleven oil wells, one water injection well and one dry well.

Subsequent to year-end seven additional oil wells were drilled in the Arta/East Arta area.

Two drilling rigs are currently drilling in the West Gharib concession. One of the rigs is scheduled to move to the newly acquired West Bakr concession in the second quarter for an initial three well program.

Production
Production from West Gharib averaged 11,280 Bopd to TransGlobe during the fourth quarter, a 1% (142 Bopd) increase over the previous quarter. Production during the fourth quarter was curtailed by approximately 700 Bopd due to process capacity constraints at the GPC operated Ras Gharib terminal.

Production averaged 12,130 Bopd to TransGlobe during January and 12,142Bopd during February. Production increases in January and February are attributed to improved water separation in the field and to new wells. The Company commissioned a new multi-well battery in the Arta field during the second week of December, which has improved water separation in the field and increased oil sales. The Company continues to progress a number of projects to reduce the amount of water trucked with the oil and to increase tankage/processing capacity allocations at the GPC terminal. It is estimated that approximately 500 Bopd remains curtailed in February

Quarterly West Gharib Production (Bopd)
	2011
	Q-4	Q-3	Q-2	Q-1
Gross production rate	11,280	11,138	11,356	8,738
TransGlobe working interest	11,280	11,138	11,356	8,738
TransGlobe net (after royalties)	6,255	6,137	6,235	4,820
TransGlobe net (after royalties and tax)*	4,358	4,247	4,306	3,293
* Under the terms of the West Gharib Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, TransGlobe operated)

As announced January 3, 2012, TransGlobe West Bakr Inc. (“TGWB”), a wholly owned subsidiary of TransGlobe Energy Corporation, acquired all the Egyptian assets of The Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”) on December 29, 2011.

The West Bakr adjusted purchase price at Closing net of working capital acquired was $39.0 million. Due to an increase in oil prices from the time this deal was announced until Closing and the resulting 2011 year-end reserves evaluation (announced January 17th, 2012), the fair value of the assets received on closing was higher than the adjusted purchase price. This resulted in an estimated $13.2 million or $0.18/share (diluted) non-cash gain on acquisition.

Operations and Exploration

No wells were drilled in West Bakr during the fourth quarter.

The Company has identified a number of drilling and recompletion opportunities at West Bakr which could increase production to the 6,000 to 8,000 Bopd range over the next two years. Subject to Government approvals, an initial 3-well drilling program is expected to commence in the 2nd quarter of 2012 utilizing one of the drilling rigs currently working in the adjacent West Gharib concession.

Concurrent with production and reserve growth initiatives, the Company initiated an engineering study to identify and assess potential infrastructure synergies between West Bakr and the adjacent West Gharib operations. The initial study is focused on the utilization of excess processing and export pipeline capacity in the West Bakr concession.

The produced oil ranges from 17° to 20° API and is pipeline connected to the Ras Gharib terminal on the coast. The West Gharib production is currently trucked to the same terminal. The West Bakr blend has historically received Brent minus 25% pricing.

Production
Production from West Bakr averaged 138 Bopd to TransGlobe during the fourth quarter or 4,232 Bopd from December 29th to year end 2011.

Production averaged 4,470 Bopd to TransGlobe during January and 4,314 Bopd during February.

Quarterly West Bakr Production (Bopd)

	2011
	Q-4*	Q-3	Q-2	Q-1
Gross production rate	138	-	-	-
TransGlobe working interest	138	-	-	-
TransGlobe net (after royalties)	45	-	-	-
TransGlobe net (after royalties and tax)**	35	-	-	-
*	Purchased December 29, 2011, includes 3 days of production.
**	Under the terms of the West Bakr Production Sharing Concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

Operations and Exploration

On July 12, 2011, the Safwa development lease was approved by the Government of Egypt. The Safwa development lease has a 20-year term expiring in 2031 and covers approximately 11,040 acres or 15 development blocks. The Safwa development lease could be extended an additional 5 years to 2036.

The East Ghazalat exploration concession is in the first two-year extension period which expires June, 2012. An additional two-year extension is available following a relinquishment of 25% of the original concession area. All work commitments have been met.

The operator has proposed a 2012 budget and work plan to complete and equip the existing four wells for production commencing in second quarter and to drill up to four new wells by year end.

It is expected that the existing wells will initially be capable of producing 400-600 Bopd per well from the Bahariya formation, which could contribute an additional 800 to 1,200 Bopd of light, sweet crude (34° API) to the Company.

South Alamein, Arab Republic of Egypt (SUBJECT TO CLOSING - 50% working interest, TransGlobe operated)

On June 29, 2011, the Company announced it had entered into a Sale and Purchase Agreement (“SPA”) to acquire Cepsa Egypt’s 50% operated working interest in the South Alamein Concession for $3.0 million plus an inventory adjustment, effective on and subject to approval from the Egyptian Government. El Paso South Alamein (“El Paso SA”), a subsidiary of Houston-based El Paso Corporation, holds the remaining 50% interest in the South Alamein Production Sharing Contract (“PSC”). TransGlobe will assume operatorship of the South Alamein Concession upon closing of this transaction.

The South Alamein Concession is located onshore in the Western Desert of Egypt and includes portions of the prolific Alamein and Tiba basins. The current size of this exploration concession is 2,258 square kilometers (558,120 acres). The concession includes an oil discovery well, Boraq-2X, which tested a combined 1,700 Bopd of 38° to 40° API oil from two Cretaceous zones. Initial work by TransGlobe will focus on appraisal and development of the Boraq–2X discovery which includes drilling at least two appraisal wells and readying the Boraq–2X well for production. The Boraq-2X discovery is close to existing infrastructure which should reduce development time and capital.

The Company plans to submit a revised budget and development plan for the Boraq discovery to the Egyptian Government for approval following the closing of the transaction.

The South Alamein PSC is in the first, three-year extension period which expires on April 5, 2012. A further two-year extension to April 5, 2014 is available following a 30% relinquishment of the original concession area. An extensive 3-D seismic acquisition program was executed over the entire South Alamein Concession area. This has resulted in several well-defined prospects throughout the area and will provide TransGlobe with numerous exploration drilling opportunities. TransGlobe expects to carry out an exploration drilling program after the Boraq field is brought into production.

TransGlobe expects to close the acquisition after receiving the necessary Egyptian Government approvals.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

Operations and Exploration
The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration at this time.

YEMEN EAST- Masila Basin

Block 32, Republic of Yemen (13.81% working interest)

Production
Production from Block 32 averaged 3,276 Bopd (452 Bopd to TransGlobe) during the quarter.

Production averaged approximately 2,970 Bopd (410 Bopd to TransGlobe) during January and 2,278 Bopd (315 Bopd to TransGlobe) during February. Production was shut-in from February 14th to the 17th due to a labour strike at the Petro Masila operated export pipeline system.

Quarterly Block 32 Production (Bopd)

	2011
	Q-4	Q-3	Q-2	Q-1
Gross production rate	3,276	3,144	3,486	3,869
TransGlobe working interest	452	434	481	534
TransGlobe net (after royalties)	254	259	270	248
TransGlobe net (after royalties and tax)*	188	201	200	135
* Under the terms of the Block 32 Production Sharing Agreement (“PSA”), royalties and taxes are paid out of the government’s share of production sharing oil.

Block 72, Republic of Yemen (20% working interest)

Operations and Exploration
The Operator received a nine month extension to September 11, 2012 for the second exploration period.

YEMEN WEST- Marib Basin

Block S-1, Republic of Yemen (25% working interest)

Production
Production from Block S-1 averaged 736 Bopd (184 Bopd to TransGlobe) during the fourth quarter. Production from TransGlobe’s An Nagyah field on Block S-1 has remained shut-in since the export pipeline from Marib to the Ras Eisa port on the Red Sea was damaged October 8, 2011.

The pipeline has not been repaired due to local tribal groups preventing access to the pipeline. Typically the pipeline can be repaired within 24 to 48 hours once access to the pipeline has been obtained. TransGlobe’s working interest share of production was approximately 2,250 Bopd prior to being shut-in on October 8, 2011.

Quarterly Block S-1 Production (Bopd)
	2011
	Q-4	Q-3	Q-2	Q-1
Gross field production rate	736	7,336	-	7,784
TransGlobe working interest	184	1,834	-	1,946
TransGlobe net (after royalties)	93	1,097	-	1,003
TransGlobe net (after royalties and tax)*	69	907	-	758
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)

Operations and Exploration
The PSA for Block 75 was ratified and signed into law effective March 8, 2008. The first, three-year exploration phase has a work commitment of 3-D seismic and one exploration well. The 3-D seismic was acquired in 2009. One exploration well was planned as part of the 2011 Block S-1/75 drilling program however the drilling program was cancelled in the first quarter of 2011 due to logistics and security concerns.

READER ADVISORIES

Forward-Looking Statements

Certain statements or information contained herein may constitute forward-looking statements or information applicable to securities laws, including management’s assessment of future plans and operations, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, the resolution of potential litigation and claims and impact on the Company of the costs of resolutions, completion of the acquisition of the 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt, management’s expectation for results of operations for 2012, including expected 2012 average production, funds flow from operations, the 2012 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, commodity prices and expected volatility thereof and use of proceeds from recent financings.

Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.

These forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.

In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.

Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov/edgar) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Additional Measures

Funds Flow from Operations

This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash flow necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations

($000s)	2011	2010
Cash flow from operating activities	63,630	56,969
Changes in non-cash working capital	56,346	18,491
Funds flow from operations*	119,976	75,460
*	Funds flow from operations does not include interest costs. Interest expense is included in financing costs on the Consolidated Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Consolidated Statements of Cash Flows.

Debt-to-funds flow ratio

Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.

Netback

Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.

TRANSGLOBE’S BUSINESS

TransGlobe is a Canadian-based, publicly traded, oil exploration and production company whose activities are concentrated in two main geographic areas, the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”). Egypt and Yemen include the Company’s exploration, development and production of crude oil.

BUSINESS ACQUISITIONS

On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession agreement in the Arab Republic of Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). The transaction provided for operatorship of three fields with 28 producing wells, located immediately adjacent to the Company’s West Gharib development leases. West Bakr is producing approximately 4,350 Bopd and had Proved reserves of 7.4 million barrels and Proved plus Probable reserves of 11.6 million barrels as of January 1, 2012. The transaction was structured as an all-cash deal, effective July 1, 2010, to acquire all the Egyptian assets of EPEDECO, funded through working capital and the Borrowing Base Facility. Total consideration for the transaction was $74.5 million, comprised of $52.6 million cash and $21.9 million payable to EPEDECO ($10.0 million due by May 31, 2012, with the balance due by June 29, 2012). Total consideration represents an initial $60 million base purchase price plus $14.5 million in working capital and other closing adjustments between the effective date and the acquisition closing date.

SELECTED ANNUAL INFORMATION

($000s, except per share, price and volume
amounts)	2011	% Change	2010	% Change	2009***
Operations
Average sales volumes (Bopd)	12,132	22	9,960	11	8,980
Average price ($/Bbl)	101.58	37	73.97	45	51.19
Oil and gas sales	449,794	67	268,901	60	167,798
Oil and gas sales, net of royalties and other	247,754	58	157,220	53	102,805
Cash flow from operating activities	63,630	12	56,969	55	36,799
Funds flow from operations*	119,976	59	75,460	67	45,064
Funds flow from operations per share
- Basic	1.65		1.14		0.70
- Diluted	1.60		1.10		0.70

Net earnings (loss)	81,392	101	40,565	-	(8,417)
Net earnings (loss) per share
- Basic	1.12		0.61		(0.13)
- Diluted	1.09		0.59		(0.13)

Total assets	525,806	52	345,625	51	228,882
Cash and cash equivalents	43,884	(24)	57,782	257	16,177
Total long-term debt, including current portion	57,609	(33)	86,420	74	49,799
Debt-to-funds flow ratio**	0.5		1.1		1.1

Reserves
Total Proved (MMBbl)	28.1	37	20.5	7	19.2
Total Proved plus Probable (MMBbl)	44.2	45	30.4	26	24.2
*		Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.
**		Debt-to-funds flow ratio is a measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.
***		Financial information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

In 2011 compared with 2010, TransGlobe,

Increased Proved reserves by 7.6 MMBbl and Proved plus Probable reserves by 13.8 MMBbl, representing production replacements of 275% and 412%, respectively, primarily from the acquisition of the West Bakr concession and the development of its operated West Gharib concession in Egypt;

Increased total production by 22%, as a result of a 47% increase in production from Egypt offset by a 46% decline in production in Yemen;
Funds flow increased by 59% primarily due to a 37% increase in realized oil prices combined with increased production;

Realized a net earnings of $81.4 million due to increased revenues combined with a purchase gain on acquisition of West Bakr of $13.2 million, which was partially offset by a $9.8 million increase in operating costs, a $6.9 million increase in depletion and depreciation expense, and a $12.1 million impairment loss on the Company’s Nuqra assets; and

Decreased debt by $28.8 million which resulted in a strong debt-to-funds flow ratio of 0.5 at December 31, 2011 (1.1 at December 31, 2010).

2011 TO 2010 NET EARNINGS VARIANCES

		$ Per Share
	$000s	Diluted	% Variance
2010 net earnings	40,565	0.59
Cash items
Volume variance	80,527	1.07	199
Price variance	100,366	1.33	247
Royalties	(90,359)	(1.21)	(223)
Expenses:
Operating	(9,812)	(0.14)	(24)
Realized derivative loss	856	0.01	2
Exploration	(1,230)	(0.02)	(3)
Cash general and administrative	(2,383)	(0.03)	(6)
Current income taxes	(34,210)	(0.47)	(84)
Realized foreign exchange gain	322	-	1
Interest on long-term debt	(1,313)	(0.02)	(3)
Other income	439	0.01	1
Total cash items variance	43,203	0.53	107
Non-cash items
Unrealized derivative loss	(993)	(0.01)	(4)
Unrealized foreign exchange loss	(416)	(0.01)	(1)
Depletion and depreciation	(6,941)	(0.10)	(17)
Gain on acquisition	13,187	0.18	33
Impairment loss	(12,147)	(0.16)	(30)
Stock-based compensation	(702)	(0.01)	(2)
Deferred income taxes	6,339	0.08	16
Deferred lease inducement	(350)	-	-
Amortization of deferred financing costs	(353)	-	(1)
Total non-cash items variance	(2,376)	(0.03)	(6)
2011 net earnings	81,392	1.09	101

Net earnings increased to $81.4 million in 2011 compared to $40.6 million in 2010, which was mostly due to significant increases in commodity prices and production volumes, which was partially offset by higher royalties and income taxes, and increases in depletion and depreciation and operating costs. Also significantly impacting net earnings was a purchase gain recognized on the acquisition of the West Bakr assets, which was partially offset by an impairment loss on the Company’s Nuqra assets.

BUSINESS ENVIRONMENT

The Company’s financial results are significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2011	2010

Dated Brent average oil price ($/Bbl)	111.27	79.42
U.S./Canadian Dollar average exchange rate	0.9918	1.0301

The price of Dated Brent oil averaged 40% higher in 2011 compared with 2010. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through Production Sharing Agreements. When the price of oil goes up, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Typically maximum cost recovery ranges from 25% to 60% of production depending on the country and the contract. Generally the balance of the production is shared with the respective government (production sharing oil). Depending on the contract, the government receives 70% to 85% of the production sharing oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

The recent political instability in Egypt and Yemen could present challenges to the Company if the issues persist over an extended period of time. TransGlobe’s management believes the Company is well positioned to adapt to the current political situations in Egypt and Yemen due to its increasing production, manageable debt levels, positive cash generation from operations and the availability of cash and cash equivalents.

SELECTED QUARTERLY FINANCIAL INFORMATION

	2011				2010
($000s, except per share,
price and volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Total Operations
Average sales volumes (Bopd)	12,054	13,406	11,826	11,218	10,789	10,138	9,206	9,694
Average price ($/Bbl)	99.12	104.00	105.57	97.06	79.83	71.27	73.46	70.66
Oil sales	109,919	128,265	113,615	97,995	79,240	66,470	61,540	61,651
Oil sales, net of royalties and other	60,609	71,769	62,513	52,863	45,198	38,980	35,638	37,404
Cash flow from operating activities	2,330	3,575	54,235	3,490	17,010	15,024	13,283	11,652
Funds flow from operations*	26,469	38,099	30,478	24,930	19,355	19,849	17,007	19,249
Funds flow from operations per share
Basic	0.36	0.52	0.42	0.35	0.29	0.30	0.26	0.29
Diluted	0.35	0.51	0.40	0.34	0.28	0.29	0.25	0.29
Net earnings	30,519	26,110	21,874	2,889	8,932	9,321	9,711	12,601
Net earnings per share
Basic	0.42	0.36	0.30	0.04	0.13	0.14	0.15	0.19
Diluted	0.41	0.35	0.29	0.04	0.13	0.13	0.14	0.19

Total assets	525,806	465,262	420,956	404,184	345,625	278,426	264,490	248,837
Cash and cash equivalents	43,884	105,007	122,659	86,353	57,782	15,412	21,437	18,845
Total long-term debt, including current portion	57,609	57,303	56,998	56,731	86,420	46,045	49,977	49,888
Debt-to-funds flow ratio**	0.5	0.5	0.6	0.7	1.1	0.7	0.9	0.9
*

Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

**

Debt-to-funds flow ratio is a measure that represents total current and long-term debt over funds flow from operations for the trailing 12 months, and may not be comparable to measures used by other companies.

During the fourth quarter of 2011, TransGlobe has:

  Experienced a reduction in average sales volumes due to shut-in production at Block S-1, Yemen, from October 8, 2011 of approximately 2,250 Bopd, which was offset by an increase in Egypt of 3,477 Bopd compared to Q4-2010;
  Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.5 at December 31, 2011;
  Reported a 37% increase in funds flow from operations due to a 24% increase in commodity prices along with a 12% increase in sales volumes compared to Q4-2010;
  Reported funds flow from operations that varies significantly from cash flow from operating activities. These measures fluctuate from quarter to quarter depending on the timing of collections of accounts receivable and payment of accounts payable; and
  Reported an increase in net earnings of 242% in Q4-2011 compared to Q4-2010. This is due to increased production and prices, combined with a gain on the acquisition of the West Bakr assets in the amount of $13.2 million.

OPERATING RESULTS AND NETBACK

Daily Volumes, Working Interest before Royalties and Other (Bopd)

	Year ended December 31
	2011	2010
Egypt - Oil sales	10,671	7,259
Yemen - Oil sales	1,461	2,701
Total Company – daily sales volumes	12,132	9,960

	Three months ended December 31
	2011	2010
Egypt - Oil sales	11,418	7,941
Yemen - Oil sales	636	2,848
Total Company – daily sales volumes	12,054	10,789

Netback

Consolidated

	Year Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	449,794	101.58	268,901	73.97
Royalties and other	202,040	45.63	111,681	30.72
Current taxes	74,017	16.71	39,807	10.95
Operating expenses	36,662	8.28	26,850	7.39
Netback	137,075	30.96	90,563	24.91

	Three Months Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	109,919	99.12	79,240	79.83
Royalties and other	49,310	44.46	34,042	34.30
Current taxes	18,190	16.40	12,188	12.28
Operating expenses	10,258	9.25	8,108	8.17
Netback	32,161	29.01	24,902	25.08

Egypt

	Year Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	391,884	100.61	190,234	71.80
Royalties and other	176,033	45.20	75,339	28.43
Current taxes	66,630	17.11	29,686	11.20
Operating expenses	27,407	7.04	16,464	6.21
Netback	121,814	31.26	68,745	25.96

	Three Months Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	103,458	98.49	56,558	77.42
Royalties and other	46,368	44.14	23,557	32.24
Current taxes	17,280	16.45	9,225	12.63
Operating expenses	7,477	7.12	4,664	6.38
Netback	32,333	30.78	19,112	26.17

The netback per Bbl in Egypt increased 20% in 2011 compared with 2010, mainly as a result of oil prices increasing by 40% which was partially offset by higher royalty and tax rates. In 2011, the average selling price was $100.61/Bbl, which represents a quality adjustment of approximately 10% relative to the average Dated Brent oil price of $111.27/Bbl for West Gharib sales. This adjustment is consistent with the discount applied in 2010.

Royalties and taxes as a percentage of revenue increased to 62% in 2011, compared with 55% in 2010. Royalty and tax rates fluctuate in Egypt due to changes in the cost oil whereby the Production Sharing Contract (“PSC”) allows for recovery of operating and capital costs through a reduction in government take. Cost recovery for the purposes of calculating cost oil is based on expenses incurred and paid in the period plus capital costs which are amortized over four years in West Gharib.

Operating expenses on a per Bbl basis increased 13% in 2011 compared with 2010. This is mainly due to increases in oil treatment fees, fuel costs and workovers during 2011.

Yemen

	Year Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	57,910	108.60	78,667	79.79
Royalties and other	26,007	48.77	36,342	36.86
Current taxes	7,387	13.85	10,121	10.27
Operating expenses	9,255	17.36	10,386	10.53
Netback	15,261	28.62	21,818	22.13

	Three Months Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	6,461	110.42	22,682	86.57
Royalties and other	2,942	50.28	10,485	40.02
Current taxes	910	15.55	2,963	11.31
Operating expenses	2,781	47.53	3,444	13.14
Netback	(172)	(2.94)	5,790	22.10

In Yemen, the netback per Bbl increased 29% in 2011 compared with 2010, primarily due to the 36% increase in oil prices in 2011.

Royalties and taxes as a percentage of revenue decreased to 58% in 2011, compared with 59% 2010. Royalty and tax rates fluctuate in Yemen due to changes in the amount of cost sharing oil, whereby the Block 32 and Block S-1 Production Sharing Agreements (“PSAs”) allow for the recovery of operating and capital costs through a reduction in Ministry of Oil and Minerals’ take of oil production.

Operating expenses on a per Bbl basis increased by 65% in 2011. This was mostly due to a decrease in production volumes of 46% and cost increases associated with the unstable political situation in Yemen. This decrease in production volumes is mainly the result of production being shut-in on Block S-1 for approximately seven months (from March 17, 2011 through to July 16, 2011, and from October 8, 2011 to the end of the calendar year). While production volumes were down, the Company continued to incur the majority of the operating costs on Block S-1 which significantly impacted operating expenses per Bbl.

In Q4-2011, production was shut-in on Block S-1 for 85 out of 92 days. This caused a significant decrease in production volumes in Yemen for the quarter, but since the Company continued to incur the majority of operating expenses, a significant increase in operating expenses per Bbl was experienced. As a result of the elevated operating expenses per Bbl caused by the low production volumes, the Company experienced a negative netback in Yemen in Q4-2011.

Production from Block S-1 remains shut-in following an attack on the oil export pipeline on October 8, 2011, and production will not commence until repairs to the export pipeline can be completed. It is difficult to predict when production will resume as local tribal groups are currently preventing access to the pipeline.

DERIVATIVE COMMODITY CONTRACTS

TransGlobe uses hedging arrangements as part of its risk management strategy to manage commodity price fluctuations and stabilize cash flows for future exploration and development programs. The hedging program is actively monitored and adjusted as deemed necessary to protect the cash flows from the risk of commodity price exposure.

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheets, with any change in the unrealized positions recorded to earnings. The fair values of these transactions are based on an approximation of the amounts that would have been paid to, or received from, counter-parties to settle the transactions outstanding as at the balance sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

The realized losses on commodity contracts in 2011 and 2010 relate to the purchase of new financial floor derivative commodity contracts. The mark-to-market valuation of TransGlobe’s future derivative commodity contracts decreased from a $0.3 million asset at December 31, 2010 to a $0.1 million asset at December 31, 2011, thus resulting in a $0.2 million unrealized loss on future derivative commodity contracts being recorded in the year.

(000s)	2011	2010
Realized cash gain (loss) on commodity contracts*	(630)	(1,486)
Unrealized gain (loss) on commodity contracts**	(177)	816
Total derivative gain (loss) on commodity contracts	(807)	(670)
* Realized cash gain (loss) represents actual cash settlements, receipts and premiums paid under the respective contracts
** The unrealized loss on derivative commodity contracts represents the change in fair value of the contracts during the year.

If the Dated Brent oil price remains at the level experienced in 2011, the derivative asset will be realized over the balance of the year. A 10% increase or decrease in Dated Brent oil prices would not result in a material adjustment to the derivative commodity contract asset. The following commodity contracts are outstanding as at December 31, 2011:

			Dated Brent
Period	Volume	Type	Pricing - Put
Crude Oil
January 1, 2012 – June 30, 2012	20,000 Bbl/month	Financial Floor	$80.00

As at December 31, 2011, the total volumes hedged for 2012 are:

2012
Bbls	120,000
Bopd (January 1, 2012 – June 30, 2012)	659

At December 31, 2011, all of the derivative commodity contracts were classified as current assets.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Year Ended December31
	2011		2010
(000s, except Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	17,946	4.05	14,171	3.90
Stock-based compensation	3,062	0.69	2,360	0.65
Capitalized G&A and overhead recoveries	(2,115)	(0.48)	(1,073)	(0.29)
G&A (net)	18,893	4.26	15,458	4.26

	Three Months Ended December 31
	2011			2010
(000s, except Bbl amounts)	$	$	/Bbl	$	$/Bbl
G&A (gross)	4,856		4.38	4,542	4.58
Stock-based compensation	923		0.83	1,046	1.05
Capitalized G&A and overhead recoveries	(429)		(0.38)	(215)	(0.22)
G&A (net)	5,350		4.83	5,373	5.41

G&A expenses (net) increased 22% (no change on a per Bbl basis) in 2011, compared with 2010. This is mostly due to increased staffing and associated costs and increased professional fees. The increase in stock-based compensation is due to an increase in the total value of new options awarded during the second quarter of 2011 as compared to those issued during 2010, which was partially offset by expense recoveries on share appreciation rights in 2011 which were caused by a lower share price in 2011 compared to 2010.

FINANCE COSTS

Finance costs for 2011 increased to $5.0 million compared to $3.3 million in 2010. Finance costs include interest on long-term debt and amortization of transaction costs associated with long-term debt. The Company expensed $1.2 million of transaction costs (2010 - $0.8 million). The Company had $60.0 million of debt outstanding at December 31, 2011 (December 31, 2010 -$90.0 million). The long-term debt that was outstanding at December 30, 2011 bore interest at LIBOR plus an applicable margin that varies from 3.75% to 4.75% depending on the amount drawn under the facility.

In February 2012, the Company closed an agreement to issue convertible unsecured subordinated debentures with an aggregate principal amount of C$97.8 million. The debentures have a maturity date of March 31, 2017, and are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Year Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	31,035	7.97	21,338	8.05
Yemen	3,585	6.72	6,562	6.66
Corporate	461	-	240	-
	35,081	7.92	28,140	7.74

	Three Months Ended December 31
	2011		2010
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	8,289	7.89	6,475	8.86
Yemen	419	7.16	1,627	6.21
Corporate	110	-	57	-
	8,818	7.95	8,159	8.22

In Egypt and Yemen, DD&A on a per Bbl basis remained consistent in 2011. DD&A expense in Egypt increased 45% in 2011 due to production volume increases of 47%. DD&A expense in Yemen decreased 45% due to production volume decreases of 46%. The volume decreases in Yemen were caused by the shut-in of Block S-1 for approximately seven months during 2011, which was the result of damage to the oil export pipeline from Marib to the Ras Eisa port on the Red Sea. The pipeline was the target of a number of attacks during 2011, and completing the necessary repairs is difficult due to local tribal groups preventing access to the pipeline.

IMPAIRMENT OF EXPLORATION AND EVALUATION ASSETS

On the Nuqra Block, the Company drilled two exploration wells during 2011, both of which were dry. The 3.65 million acre Nuqra Block exploration concession is in the second and final extension period which is scheduled to expire in July 2012. The Company has met all the work commitments of the second extension period and has no plans for further exploration in the Nuqra Block at this time. As a result, the Company recorded an impairment loss on these exploration and evaluation assets in the amount of $12.1 million ($0.16/share) during 2011. All exploration and evaluation expenditures incurred at Nuqra up to December 31, 2011 have been written off as an impairment loss.

CAPITAL EXPENDITURES
($000s)	2011	2010
Egypt	63,177	56,946
Yemen	5,495	7,583
Acquisitions	74,814	-
Corporate	1,447	813
Total	144,933	65,342

In Egypt, total capital expenditures in 2011 were $63.2 million (2010 - $56.9 million). The Company drilled 44 wells in West Gharib, resulting in 36 oil wells (nineteen at Arta, twelve at East Arta, four at Hoshia and one at Hana West), three water injector wells at East Arta, one water source well at East Arta, one water source well at Hoshia, one dry hole at West Hoshia, one dry hole at North Hoshia and one dry hole at East Arta. Outside of West Gharib, the Company drilled three dry holes (one at East Ghazalat and two at Nuqra).

In Yemen, total capital expenditures in 2011 were $5.5 million (2010 - $7.6 million). Two oil development wells were drilled in 2011 at Block S-1, along with one oil exploration discovery well and one dry hole at Block 72.

On December 29, 2011, the Company completed the acquisition of a 100% working interest in the West Bakr Concession agreement in Egypt from the Egyptian Petroleum Development Co. Ltd. (of Japan) (“EPEDECO”). The property and equipment acquired in the transaction was valued at $74.8 million at closing.

Corporate expenditures in 2011 were primarily due to costs incurred for the new head office in Calgary.

FINDING AND DEVELOPMENT COSTS/FINDING, DEVELOPMENT AND NET ACQUISITION COSTS

Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), specifies how finding and development (“F&D”) costs should be calculated. NI 51-101 requires that exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. TransGlobe believes that the provisions of NI 51-101 do not fully reflect TransGlobe’s on-going reserve replacement costs. Since acquisitions can have a significant impact on TransGlobe’s annual reserves replacement cost, to not include these amounts could result in an inaccurate portrayal of TransGlobe’s cost structure. Accordingly, TransGlobe has also reported finding, development and acquisition (“FD&A”) costs that incorporate all acquisitions, net of any dispositions during the year.

Proved
($000s, except volumes and $/Bbl amounts)	2011	2010	2009*
Total capital expenditure	70,119	65,342	35,546
Acquisitions	39,497	-	-
Dispositions	-	-	-
Net change from previous year’s future capital	(6,165)	4,776	1,816
	103,451	70,118	37,362
Reserve additions and revisions (MBbl)
Exploration and development	4,672	4,845	9,921
Acquisitions, net of dispositions	7,448	-	-
Total reserve additions (MBbl)	12,120	4,845	9,921

Average cost per Bbl
F&D	13.45	14.47	3.77
FD&A	8.54	14.47	3.77

Three-year weighted average cost per Bbl
F&D	8.76	8.06	7.40
FD&A	7.85	8.10	9.75
* Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

Proved Plus Probable
($000s, except volumes and $/Bbl amounts)	2011	2010	2009*
Total capital expenditure	70,119	65,342	35,546
Acquisitions	39,497	-	-
Dispositions	-	-	-
Net change from previous year’s future capital	(14,256)	42,546	4,112
	95,360	107,888	39,658
Reserve additions and revisions (MBbl)
Exploration and development	6,612	9,895	7,670
Acquisitions, net of dispositions	11,586	-	-
Total reserve additions (MBbl)	18,198	9,895	7,670

Average cost per Bbl
F&D	7.07	10.90	5.17
FD&A	5.24	10.90	5.17

Three-year weighted average cost per Bbl
F&D	8.04	8.00	7.27
FD&A	6.79	7.83	8.59
Note:

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

*	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

RECYCLE RATIO

	Three-Year
Proved	Weighted
	Average	2011	2010	2009**
Netback ($/Bbl)*	20.65	26.24	20.07	13.75
Proved F&D costs ($/Bbl)	8.76	13.45	14.47	3.77
Proved FD&A costs ($/Bbl)	7.85	8.54	14.47	3.77
F&D Recycle ratio	2.36	1.95	1.39	3.65
FD&A Recycle ratio	2.63	3.07	1.39	3.65
*	Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.
**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

	Three-Year
Proved Plus Probable	Weighted
	Average	2011	2010	2009**
Netback ($/Bbl)*	20.65	26.24	20.07	13.75
Proved plus Probable F&D costs ($/Bbl)	8.04	7.07	10.90	5.17
Proved plus Probable FD&A costs ($/Bbl)	6.79	5.24	10.90	5.17
F&D Recycle ratio	2.57	3.71	1.84	2.66
FD&A Recycle ratio	3.04	5.01	1.84	2.66
*

Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.

**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

The 2011 Proved and Proved plus Probable recycle ratios increased from 2010, which is the result of higher netbacks due to stronger oil prices in the year, combined with reduced finding and development costs. In particular, the acquisition cost per Bbl of reserves in West Bakr was $5.47/Bbl on a Proved basis and $4.20/Bbl on a Proved plus Probable basis including future capital costs. The increased ratios were also impacted by reduced future capital associated with both Proved and Proved plus Probable reserves in 2011.

Due to the nature of international projects, the Company considers the three-year weighted average recycle ratios to provide the most useful information. The three-year weighted average ratios are consistent with Company expectations and with prior periods.

The recycle ratio measures the efficiency of TransGlobe’s capital program by comparing the cost of finding and developing both proved reserves and proved plus probable reserves with the netback from production. The ratio is calculated by dividing the netback by the proved and proved plus probable finding and development cost on a per Bbl basis.

Recycle Netback Calculation

($000s, except volumes and per Bbl amounts)	2011	2010	2009**
Net earnings	81,392	40,565	(8,417)
Adjustments for non-cash items:
Depletion, depreciation and accretion	35,081	28,140	47,579
Stock-based compensation	3,062	2,360	2,011
Deferred income taxes	(4,445)	1,894	-
Amortization of deferred financing costs	1,189	836	569
Amortization of deferred lease inducement	350	-	-
Unrealized (gain) loss on commodity contracts	177	(816)	3,322
Unrealized foreign exchange (gain) loss	416	-	-
Impairment of exploration and evaluation assets	12,147	-	-
Gain on acquisition	(13,187)	-	-
Recycle netback*	116,182	72,979	45,064
Sales volumes (MBbl)	4,428	3,635	3,278
Recycle netback per Bbl*	26.24	20.07	13.75
*	Netback, for the purposes of calculating the recycle ratio, is defined as net sales less operating, exploration, G&A (excluding non-cash items), foreign exchange (gain) loss, interest and current income tax expense per Bbl of production.
**	Information presented for 2009 has been prepared in accordance with GAAP. This information has not been restated for differences between GAAP and IFRS.

OUTSTANDING SHARE DATA

As at December 31, 2011, the Company had 73,054,138 common shares issued and outstanding. On February 1, 2011, the Company closed an equity offering of 5,000,000 common shares at C$15.00 per common share for gross proceeds of C$75.0 million (US$75.6 million).

LIQUIDITY AND CAPITAL RESOURCES

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operating activities (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operating activities ratio, a key short-term leverage measure, remained strong at 0.5 times at December 31, 2011. This was within the Company’s target range of no more than 2.0 times.

The following table illustrates TransGlobe’s sources and uses of cash during the year ended December 31, 2011 and 2010:

Sources and Uses of Cash
($000s)	2011	2010
Cash sourced
Funds flow from operations*	119,976	75,460
Transfer from restricted cash	1,161	-
Increase in long-term debt	-	95,916
Exercise of options	1,946	9,959
Issuance of common shares, net of share issuance costs	71,583	-
Other	772	-
	195,438	181,335
Cash used
Capital expenditures	70,119	65,343
Acquisitions	73,836	-
Repayment of long-term debt	30,000	55,916
Transfer to restricted cash	-	3,387
Deferred financing costs	-	4,216
Interest paid	3,550	2,481
Other	315	-
	177,820	131,343
	17,618	49,992
Changes in non-cash working capital	(31,516)	(8,387)
Increase (decrease) in cash and cash equivalents	(13,898)	41,605
Cash and cash equivalents – beginning of period	57,782	16,177
Cash and cash equivalents – end of period	43,884	57,782
*	Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital, and may not be comparable to measures used by other companies.

Funding for the Company’s capital expenditures was provided by funds flow from operations. The Company funded its 2011 exploration and development program of $68.7 million and contractual commitments through the use of working capital and cash generated by operating activities. The use of new financing during 2011 was utilized to finance the acquisition of a 100% working interest in the West Bakr Concession agreement in Egypt. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks may impact capital resources.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2011, the Company had working capital of $140.0 million (December 31, 2010 - $88.2 million). The increase to working capital in 2011 is due almost entirely to higher accounts receivable than 2010, which was partially offset by a decrease in cash and increased accounts payable. Cash has decreased by $13.9 million from December 31, 2010, which is due mostly to the acquisition of the West Bakr assets along with the repayment of long-term debt, which was partially offset by cash flows generated from operations and the issuance of common shares in the first quarter of 2011. Accounts receivable have increased by $93.1 million from December 31, 2010, which is due to increased production and higher commodity prices resulting in significantly larger monthly billings combined with the acquisition of the West Bakr assets which added $34.5 million of accounts receivable. The majority of these receivables are due from the Egyptian Government, and the recent political unrest in the country has increased the Company’s credit risk. Despite these factors the Company still expects to collect in full all outstanding receivables.

In February 2012, the Company closed an agreement to issue convertible unsecured subordinated debentures with an aggregate principal amount of C$97.8 million. The debentures have a maturity date of March 31, 2017, and are convertible into common shares of the Company at a price of C$15.10 per common share. The debentures will not be redeemable by the Company on or before March 31, 2015. After March 31, 2015 and prior to March 31, 2017, the debentures may be redeemed by the Company at a redemption price equal to the principal amount plus accrued and unpaid interest, provided that the weighted average trading price of the common shares for the 20 consecutive trading days ending five trading days prior to the date on which notice of redemption is provided is not less than 125 percent of the conversion price. Interest of 6% will be payable semi-annually in arrears on March 31 and September 30 of each year, commencing on September 30, 2012. The company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

At December 31, 2011, TransGlobe had a $100.0 million Borrowing Base Facility of which $60.0 million was drawn. As repayments on the Borrowing Base Facility are not expected to commence until 2013, the entire balance is presented as a long-term liability on the Consolidated Balance Sheets. Repayments will be made on a semi-annual basis according to the scheduled reduction of the facility.

($000s)	December 31, 2011	December 31, 2010
Bank debt	60,000	90,000
Deferred financing costs	(2,391)	(3,580)
Long–term debt (net of deferred financing costs)	57,609	86,420

COMMITMENTS AND CONTINGENCIES

As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)	Payment Due by Period [1] [2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued liabilities	Yes - Liability	73,692	73,692	-	-	-
Long-term debt	Yes - Liability	60,000	-	60,000	-	-
Office and equipment leases	No	17,300	8,368	3,465	2,028	3,439
Minimum work commitments[3]	No	750	750	-	-	-
Total		151,742	82,810	63,465	2,028	3,439
1	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.
2	Payments denominated in foreign currencies have been translated at December 31, 2011 exchange rates.
3	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

Pursuant to the PSA for Block 75 in Yemen, the Contractor (Joint Venture Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well. Drilling has been suspended in Yemen due to security and logistics concerns.

Pursuant to the August 18, 2008 asset purchase agreement for a 25% financial interest in eight development leases on the West Gharib Concession in Egypt, the Company has committed to paying the vendor a success fee to a maximum of $2.0 million if incremental reserve thresholds are reached in the South Rahmi development lease, to be evaluated annually. As at December 31, 2011, no additional fees are due in 2012.

In the normal course of its operations, the Company may be subject to litigations and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.

The Company is not aware of any material provisions or other contingent liabilities as at December 31, 2011.

Proposed Transactions

On June 29, 2011, the Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement in the Arab Republic of Egypt from Cepsa Egypt SA B.V. (“Cepsa Egypt”), a wholly-owned subsidiary of Compania Espanola De Petroleos, S.A. (of Spain), subject to the approval of the Egyptian Government and customary closing conditions. The proposed transaction provides for the operatorship of the concession and near-term appraisal/development of one oil discovery well and of a significant number of ready to drill exploration projects, located in Egypt’s Western Desert. The Company has structured the transaction as an all-cash deal effective on and subject to approval from the Egyptian Government. Consideration for the transaction is $3.0 million plus an inventory adjustment to be determined based on customary due diligence and other closing conditions. Because of uncertainty related to the successful approval of the transaction by the Egyptian Government, management is not able to provide any assurances that it will successfully close the subject transaction. Accordingly, no amount has been accrued in the Consolidated Financial Statements for the year ended December 31, 2011 related to the contingency.

OFF BALANCE SHEET ARRANGEMENTS

The Company has certain lease arrangements, all of which are reflected in the Commitments and Contingencies table, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2011.

MANAGEMENT STRATEGY AND OUTLOOK

The 2012 outlook provides information as to management’s expectation for results of operations for 2012. Readers are cautioned that the 2012 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”, outlined on the first page of this MD&A.

2012 Outlook Highlights

  Production is expected to average between 16,000 Bopd and 20,000 Bopd, a 32% to 65% increase over the 2011 average production;
  Exploration and development spending is budgeted to be between $70.0 million and $90.0 million (firm plus contingent) excluding acquisitions, a potential 28% increase from 2011, to be funded from funds flow from operations and cash-on- hand; and
  Funds flow from operations is estimated at $133.0 an increase of 11% from 2011, using mid-point production guidance and an average oil price assumption of $90.00 per barrel Dated Brent Oil price.

2012 Updated Production Outlook

Production for 2012 is expected to average between 16,000 and 20,000 Bopd, representing a 32% to 65% increase over the 2011 average production of 12,132 Bopd. The large spread in the estimated production is due to a number of variables outside of the Company’s control such as government approvals, the start of production at East Ghazalat and South Alamein and the repair of the export pipeline for Block S-1 in Yemen.

Production Forecast

	2012 Guidance	2011 Actual	% Change
Barrels of oil per day	16,000 – 20,000	12,132	32 - 65

2012 Updated Funds Flow From Operations Outlook

Funds flow from operations is estimated at $133.0 million ($1.76/share) based on an annual average Dated Brent oil price of $90/Bbl and using the mid-point of the production guidance. Variations in production and commodity prices during 2012 could significantly change this outlook. An increase or decrease in the average Dated Brent oil price of $10/Bbl for the year would result in a corresponding change in anticipated 2012 funds flow by approximately $14.0 million or $0.19/share.

Funds Flow Forecast
($millions)
	2012 Guidance	2011 Actual	% Change
Funds Flow from operations	133.0	120.0	11
Brent oil price ($ per bbl)	90.00	111.27	(19)

The Company entered into an agreement to acquire a 50% working interest in the South Alamein Concession agreement. Closing is subject to the approval of the Egyptian Government and customary closing conditions. TransGlobe cannot make assurances that it will successfully close the subject transaction.

2012 Capital Budget

($ million)	2012
Egypt	69.2
Yemen	5.5
Corporate	1.0
Total	75.7

The 2012 capital program is split 77:23 between development and exploration, respectively. The Company plans to participate in 38 wells in 2012. It is anticipated that the Company will fund its 2012 capital budget from funds flow from operations and working capital.

Consolidated Statement of Earnings and Comprehensive Income

(Unaudited – expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31		December 31

	2011	2010	2011	2010

REVENUE
Oil sales, net of royalties and other	$60,609	$45,198	$247,754	$157,220
Derivative gain (loss) on commodity contracts	(208)	(738)	(807)	(670)
Finance revenue	124	10	467	28
	60,525	44,470	247,414	156,578

EXPENSES
Production and operating	10,258	8,108	36,662	26,850
General and administrative	5,350	5,373	18,893	15,458
Foreign exchange (gain) loss	(35)	(37)	310	216
Finance costs	1,213	1,203	4,983	3,317
Exploration	1,160	233	1,561	331
Depletion, depreciation and amortization	8,818	8,159	35,081	28,140
Impairment of exploration and evaluation assets	3	-	12,147	-
Gain on acquisition	(13,187)	-	(13,187)	-
	13,580	23,039	96,450	74,312

Earnings before income taxes	46,945	21,431	150,964	82,266

Income taxes – current	18,190	12,188	74,017	39,807
Income taxes – deferred	(1,764)	311	(4,445)	1,894
	16,426	12,499	69,572	41,701

NET EARNINGS AND COMPREHENSIVE INCOME FOR THE PERIOD	$30,519	$8,932	$81,392	$40,565

Earnings per share
Basic	$0.42	$0.13	$1.12	$0.61
Diluted	$0.41	$0.13	$1.09	$0.59

Consolidated Balance Sheets

(Expressed in thousands of U.S. Dollars)

	As at	As at	As at
	December 31, 2011	December 31, 2010	January 1,2010

ASSETS
Current
Cash and cash equivalents	$43,884	$57,782	$16,177
Accounts receivable	162,225	69,085	35,319
Derivative commodity contracts	125	303	-
Prepaids and other	7,441	2,867	1,909
	213,675	130,037	53,405
Non-Current
Restricted cash	2,226	3,387	-
Intangible exploration and evaluation assets	17,453	22,609	20,403
Property and equipment
Petroleum properties	280,524	178,639	144,009
Other assets	3,748	2,773	2,405
Goodwill	8,180	8,180	8,180
	$525,806	$345,625	$228,402

LIABILITIES
Current
Accounts payable and accrued liabilities	$73,692	$41,808	$14,879
Derivative commodity contracts	-	-	514
Current portion of long-term debt	-	-	49,799
	73,692	41,808	65,192
Non-Current
Long-term debt	57,609	86,420	-
Deferred taxes	52,891	35,207	33,313
Other long-term liabilities	1,122	-	-
	185,314	163,435	98,505

SHAREHOLDERS’ EQUITY
Share capital	154,263	80,106	66,106
Contributed surplus	8,538	5,785	8,057
Retained earnings	177,691	96,299	55,734
	340,492	182,190	129,897

	$525,806	$345,625	$228,402

Consolidated Statement of Changes in Shareholders’ Equity

(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Nine Months Ended
	December 31		December 31
	2011	2010	2011	2010

Share Capital
Balance, beginning of period	$154,104	$76,596	$80,106	$66,106
Stock options exercised	118	2,553	1,946	9,959
Share issuance	-	-	75,594	-
Share issue costs	-	-	(4,011)	-
Stock-based compensation on exercise	41	957	628	4,041
Balance, end of period	$154,263	$80,106	$154,263	$80,106

Contributed Surplus
Balance, beginning of period	$7,581	$6,130	$5,785	$8,057
Stock-based compensation expense	998	612	3,381	1,769
Transfer to share capital on exercise of options	(41)	(957)	(628)	(4,041)
Balance, end of period	$8,538	$5,785	$8,538	$5,785

Retained Earnings
Balance, beginning of period	$147,172	$87,367	$96,299	$55,734
Net earnings	30,519	8,932	81,392	40,565
Balance, end of period	$177,691	$96,299	$177,691	$96,299

Consolidated Statements of Cash Flows

(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Twelve Months Ended
	December 31		December 31
	2011	2010	2011	2010

CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING
Net earnings for the period	$30,519	$8,932	$81,392	$40,565
Adjustments for:
Depletion, depreciation and amortization	8,818	8,159	35,081	28,140
Deferred lease inducement	112	-	350	-
Impairment of exploration and evaluation costs	3	-	12,147	-
Stock-based compensation	923	1,046	3,062	2,360
Finance costs	1,213	1,203	4,983	3,317
Income tax expense	16,426	12,499	69,572	41,701
Gain on acquisition	(13,187)	-	(13,187)	-
Unrealized (gain) loss on commodity contracts	(58)	(296)	177	(816)
Unrealized loss on foreign currency translation	(110)	-	416	-
Income taxes paid	(18,190)	(12,188)	(74,017)	(39,807)
Changes in non-cash working capital	(24,139)	(2,345)	(56,346)	(18,491)
Net cash generated by (used in) operating activities	2,330	17,010	63,630	56,969

INVESTING
Additions to intangible exploration and evaluation assets	(293)	7,066	(6,991)	(2,205)
Additions to petroleum properties	(10,286)	(25,510)	(61,266)	(61,845)
Additions to other assets	3	(632)	(1,861)	(1,293)
Business acquisitions	(73,836)	-	(73,836)	-
Changes in restricted cash	-	(1,497)	1,161	(3,387)
Changes in non-cash working capital	21,979	4,154	24,690	9,999
Net cash generated by (used in) investing activities	(62,433)	(16,419)	(118,103)	(58,731)

FINANCING
Issue of common shares for cash	118	2,553	77,540	9,959
Issue costs for common shares	-	-	(4,011)	-
Financing costs	-	61	-	(4,216)
Interest paid	(1,097)	(890)	(3,550)	(2,481)
Increase in long-term debt	-	40,000	-	95,916
Repayments of long-term debt	-	-	(30,000)	(55,916)
Increase in other long-term liabilities	-	-	772	-
Changes in non-cash working capital	(189)	55	139	105
Net cash generated by (used in) financing activities	(1,168)	41,779	40,890	43,367

Currency translation differences relating to cash and cash equivalents	148	-	(315)	-

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(61,123)	42,370	(13,898)	41,605

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	105,007	15,412	57,782	16,177
CASH AND CASH EQUIVALENTS, END OF PERIOD	$43,884	$57,782	$43,884	$57,782

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Investor Relations
Scott Koyich
Tel: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com